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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              DIALOGIC CORPORATION
                           (NAME OF SUBJECT COMPANY)

                               INTEL CORPORATION
                       INTEL LMH ACQUISITION CORPORATION
                                   (BIDDERS)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   25249910-8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             F. THOMAS DUNLAP, JR.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               INTEL CORPORATION
                         2200 MISSION COLLEGE BOULEVARD
                         SANTA CLARA, CALIFORNIA 95052
                                  408-765-1125
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPIES TO:

                                KENNETH R. LAMB
                               GREGORY J. CONKLIN
                          GIBSON, DUNN & CRUTCHER LLP
                             ONE MONTGOMERY STREET
                                 TELESIS TOWER
                            SAN FRANCISCO, CA 94104
                                 (415) 393-8200

                           CALCULATION OF FILING FEE
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            TRANSACTION VALUATION                          AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
                $751,746,336*                                    $150,350

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
* For purposes of fee calculation only. The total transaction value is based on 17,085,144 shares of common stock (the "Shares"), outstanding as of June 3, 1999 multiplied by the offer price of $44 per Share.

     The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the Shares to be purchased.

[ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULES 0-11(a)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount previously paid:              None                    Filing party:           Not Applicable
Form or registration no.:            Not Applicable          Date filed:             Not Applicable

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

                                   14D-1
--------------------------
  CUSIP NO. 25249910-8
--------------------------

----------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Intel Corporation
----------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)      [ ]
          (b)      [ ]
----------------------------------------------------------------------
   3.     SEC USE ONLY
----------------------------------------------------------------------
   4.     SOURCE OF FUNDS:
          WC
----------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          [ ]
          REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)
----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
----------------------------------------------------------------------
   7.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,973,586 Shares(1)
----------------------------------------------------------------------
   8.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)             [ ]
          EXCLUDES CERTAIN SHARES
----------------------------------------------------------------------
   9.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
          43.8%(1)
----------------------------------------------------------------------
   10.    TYPE OF REPORTING PERSON
          CO
----------------------------------------------------------------------

---------------
(1) Intel Corporation ("Intel") does not directly own any Shares. The 8,973,586 Shares are comprised of the following:

     (a) 5,573,586 Shares in the aggregate which are the subject of Tender and Voting Agreements and Irrevocable Proxies dated May 31, 1999 (the "Voting Agreements") which Intel and Intel LMH Acquisition Corporation ("Purchaser") have entered into with the following five stockholders of the Company: Nicholas Zwick; James Shinn; Masako H. Shinn, as trustee for Kiyoshi H. Shinn and Hiroshi R. Shinn; Kenneth J. Burkhardt; and Joanne Burkhardt, as trustee for Kenneth John Burkhardt, Christopher L. Burkhardt and Julianne N. Burkhardt (the "Proxy Grantors"). Pursuant to the Voting Agreements, upon the terms and subject to the conditions therein, if the Merger Agreement has not been terminated, each Proxy Grantor has agreed to tender to Purchaser substantially all Shares beneficially owned by such Proxy Grantor (except for charitable contributions of up to 5% of such Shares), has agreed with Intel and Purchaser to vote such Shares in favor of approval of the Merger Agreement and the transactions contemplated thereby and has granted on irrevocable proxy to Purchaser with respect to such Shares. As a result, Intel holds voting power with respect to such shares.

     (b) 3,400,000 Shares are the subject of a Stock Option Agreement between Intel and the Company pursuant to which Intel has the option to purchase up to 3,400,000 shares at an exercise price of $44 per share subject to the terms and conditions of the stock option agreement. Although not presently exercisable, such option would become exercisable upon the occurrence of certain events.

                                     14D-1
-------------------------
 CUSIP No. 25249910-8
-------------------------

----------------------------------------------------------------------
   1.     NAME OF PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Intel LMH Acquisition Corporation
----------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)    [ ]
                                                            (b)    [ ]
----------------------------------------------------------------------
   3.     SEC USE ONLY
----------------------------------------------------------------------
   4.     SOURCE OF FUNDS:
          AF
----------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          [ ]
          REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)
----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
          New Jersey
----------------------------------------------------------------------
   7.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          5,573,586 Shares(2)
----------------------------------------------------------------------
   8.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)             [ ]
          EXCLUDES CERTAIN SHARES
----------------------------------------------------------------------
   9.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
          32.6%(2)
----------------------------------------------------------------------
   10.    TYPE OF PERSON REPORTING
          CO
----------------------------------------------------------------------

---------------
(2) Purchaser does not directly own any Shares. As set forth in footnote 1 above, the 5,573,586 Shares are the subject of Voting Agreements.

                                    INTRODUCTION

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Intel LMH Acquisition Corporation, a New Jersey corporation ("Purchaser"), and a wholly owned subsidiary of Intel Corporation, a Delaware corporation ("Intel"), to purchase all outstanding shares of common stock, no par value (the "Shares"), of Dialogic Corporation, a New Jersey corporation (the "Company"), at a price of $44 per Share, net to the tendering shareholder in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 7, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 31, 1999, by and among Intel, Purchaser and the Company (the "Merger Agreement"), which provides, among other things, that as promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth therein (including, without limitation, the purchase of Shares pursuant to the Offer), Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Intel. Upon consummation of the Merger, each issued Share that is outstanding immediately prior to the Merger (except for Shares owned by the Company or Intel, or any subsidiary of the Company or Intel) will be converted automatically into the right to receive the amount paid per Share in the Offer, in cash, without interest, upon surrender of the certificate representing the Share.

     The information contained in this Statement concerning the Company, including, without limitation, information concerning the deliberations, approvals and recommendations of the Board of Directors of the Company in connection with the transaction, the opinion of the financial advisor to such Board of Directors, and the Company's capital structure and financial information, was supplied by the Company. Neither Purchaser nor Intel takes any responsibility for the accuracy of such information.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

     (a) The name of the subject company is Dialogic Corporation, a New Jersey corporation, which has its principal executive offices at 1515 Route 10, Parsippany, New Jersey, 07054.

     (b) The class of equity securities being sought is the Company's common stock. The information set forth in the Offer to Purchase under the caption "INTRODUCTION" is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in the Offer to Purchase under the caption "THE TENDER
OFFER -- 6. Price Range of the Shares" is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

     (a) - (d), (g) This Statement is filed by Purchaser and Intel. The information concerning the name, state or other place of organization, principal business and address of the principal office of Purchaser and Intel, and the name, age, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted), material occupations, positions, offices or employment during the last five years and citizenship of each of the executive officers and directors of Purchaser and Intel is set forth in the Offer to Purchase under the captions "INTRODUCTION" and "THE TENDER OFFER -- 8. Certain Information Concerning Purchaser and Intel," and in Schedule I to the Offer to Purchase, is incorporated herein by reference.

     (e) and (f) During the last five years, neither Purchaser, Intel, nor, to the knowledge of Purchaser or Intel, any person listed in Schedule I to the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

     (a) The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER -- 8. Certain Information Concerning Purchaser and Intel," and "THE TENDER OFFER -- 10. Certain Transactions between Intel and the Company" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER -- 8. Certain Information Concerning Purchaser and Intel," "THE TENDER OFFER -- 10. Certain Transactions between Intel and the Company," and "THE TENDER OFFER -- 11. Contacts with the Company; Background of the Offer and the Merger" is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) and (b) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER -- 9. Source and Amount of Funds" is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSAL OF THE BIDDER

     (a) - (e) The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER -- 12. Purpose of the Offer and The Merger Agreement" and "THE TENDER OFFER -- 13. The Merger Agreement, the Stock Option Agreement and the Voting Agreements" is incorporated herein by reference.

     (f) and (g) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER -- 17. Effects of the Offer on the Market for Shares; Nasdaq National Market and Exchange Act Registration" is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) and (b) The information set forth in the Offer to Purchase under the captions "THE TENDER OFFER -- 10. Certain Transactions Between Intel and the Company," "THE TENDER OFFER -- 12. Purpose of the Offer and The Merger Agreement" and "THE TENDER OFFER -- 13. The Merger Agreement, the Stock Option Agreement and the Voting Agreements" is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth in the Offer to Purchase under the captions "THE TENDER OFFER -- 10. Certain Transactions Between Intel and the Company," "THE TENDER OFFER -- 12. Purpose of the Offer and The Merger Agreement" and "THE TENDER OFFER -- 13. The Merger Agreement, the Stock Option Agreement and the Voting Agreements" is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER -- 20. Fees and Expenses" is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF INTEL

     The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER -- 8. Certain Information Concerning Purchaser and Intel" is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

     (a) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER -- 12. Purpose of the Offer and The Merger Agreement" and "THE TENDER OFFER -- 13. The

Merger Agreement, the Stock Option Agreement and the Voting Agreements" is incorporated herein by reference.

     (b) and (c) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER -- 19. Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER -- 17. Effects of the Offer on the Market for Shares; Nasdaq National Market and Exchange Act Registration" is incorporated herein by reference.

     (e) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER -- 21. Miscellaneous" is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated by reference, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

     (a)(l) Offer to Purchase, dated June 7, 1999

     (a)(2) Letter of Transmittal

     (a)(3) Notice of Guaranteed Delivery

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

     (a)(7) Form of Summary Advertisement, dated June 7, 1999

     (a)(8) Press Releases dated June 1 and June 7, 1999 issued by Intel

     (b)     None

     (c)(1) Agreement and Plan of Merger, dated as of May 31, 1999, by and among the Company, Purchaser and Intel

     (c)(2) Stock Option Agreement, dated as of May 31, 1999, between the Company and Intel

     (c)(3) Tender And Voting Agreement And Irrevocable Proxy, dated as of May 31, 1999, among Nicholas Zwick, Purchaser and Intel

     (c)(4) Tender And Voting Agreement And Irrevocable Proxy, dated as of May 31, 1999, among James Shinn, Purchaser and Intel

     (c)(5) Tender And Voting Agreement And Irrevocable Proxy, dated as of May 31, 1999, among Masako H. Shinn, as trustee for Kiyoshi H. Shinn and Hiroshi R. Shinn, Purchaser and Intel

     (c)(6) Tender And Voting Agreement And Irrevocable Proxy, dated as of May 31, 1999, among Kenneth J. Burkhardt, Purchaser and Intel

     (c)(7) Tender And Voting Agreement And Irrevocable Proxy, dated as of May 31, 1999, among Joanne Burkhardt, as trustee for Kenneth John Burkhardt, Christopher L. Burkhardt and Julianne N. Burkhardt, Purchaser and Intel

     (c)(8) Employment Agreement dated as of May 31, 1999, among Intel, the Company and Howard G. Bubb

     (d)     None

     (e)     Not applicable

     (f)     None

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 1999                       INTEL LMH ACQUISITION CORPORATION

                                          By: /s/ CARY KLAFTER
                                            ------------------------------------
                                            Cary Klafter
                                            Vice President and Secretary

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 1999                       INTEL CORPORATION

                                          By: /s/ F. THOMAS DUNLAP, JR.
                                            ------------------------------------
                                            F. Thomas Dunlap, Jr.
                                            Vice President, General Counsel
                                            and Secretary

                                 EXHIBIT INDEX

EXHIBIT                                                                 SEQUENTIALLY
NUMBER                           EXHIBIT INDEX                          NUMBERED PAGE
-------                          -------------                          -------------
(a)(l)    Offer to Purchase, dated June 7, 1999
(a)(2)    Letter of Transmittal
(a)(3)    Notice of Guaranteed Delivery
(a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees
(a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial
          Banks, Trust Companies and Other Nominees
(a)(6)    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9
(a)(7)    Form of Summary Advertisement, dated June 7, 1999
(a)(8)    Press Releases dated June 1 and June 7, 1999 issued by Intel
(b)       None
(c)(1)    Agreement and Plan of Merger, dated as of May 31, 1999, by and among the Company, Purchaser and Intel
(c)(2)    Stock Option Agreement, dated as of May 31, 1999, between
          the Company and Intel
(c)(3)    Tender And Voting Agreement And Irrevocable Proxy, dated as of May 31, 1999, among Nicholas Zwick, Purchaser and Intel
(c)(4)    Tender And Voting Agreement And Irrevocable Proxy, dated as of May 31, 1999, among James Shinn, Purchaser and Intel
(c)(5)    Tender And Voting Agreement And Irrevocable Proxy, dated as of May 31, 1999, among Masako H. Shinn, as trustee for
          Kiyoshi H. Shinn and Hiroshi R. Shinn, Purchaser and Intel
(c)(6)    Tender And Voting Agreement And Irrevocable Proxy, dated as of May 31, 1999, among Kenneth J. Burkhardt, Purchaser and
          Intel
(c)(7)    Tender And Voting Agreement And Irrevocable Proxy, dated as of May 31, 1999, among Joanne Burkhardt, as trustee for
          Kenneth John Burkhardt, Christopher L. Burkhardt and
          Julianne N. Burkhardt, Purchaser and Intel
(c)(8)    Employment Agreement dated as of May 31, 1999, among Intel, the Company and Howard G. Bubb
(d)       None
(e)       Not applicable
(f)       None